SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

JOHN W. MARTIN SOREN LINDSTROM BAKER BOTTS L.L.P. 2001 Ross Avenue, Suite 600 Dallas, Texas 75201 (214) 953-6500	J. DAVID KIRKLAND, JR. BAKER BOTTS L.L.P. 910 Louisiana Street, Suite 3200 Houston, Texas 77002 (713) 229-1234
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2009, by Perot Systems Corporation, a Delaware corporation (“Perot Systems”), as amended by Amendment No. 1 filed with the SEC on October 8, 2009 and Amendment No. 2 filed with the SEC on October 9, 2009. The Schedule 14D-9 relates to the offer by DII – Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (each, a “Share”), for $30.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2009, and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 as Exhibits (a)(2) and (a)(3), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the following amounts set forth in the table under the heading “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Dell or Purchaser — Employment Agreements — Executive Offer Letters”: (i) the amount set forth with respect to Charles Lyles under the column heading “Rollover RSU” is amended and restated as “2,575,148”; (ii) the amount set forth with respect to Charles Lyles under the column heading “Total” is amended and restated as “6,239,958”; and (iii) the amount set forth with respect to the row heading “Total” under the column heading “Total” is amended and restated as “76,704,835”.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second footnote to the table entitled “Expected Payments to Perot Systems Executive Officers Under Perot Systems Equity Plans and Change in Control Agreements” under the heading “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Perot Systems or its Executive Officers and Directors — Equity and Equity-Based Awards Granted under Perot Systems’ Equity Plans and Change in Control Agreements — Change in Control Agreements” as follows:
“(2)	Value of Equity Awards includes the value of Company Stock Option Awards (whether vested or unvested) and Restricted Stock Awards outstanding as of November 1, 2009 that will be converted into the right to receive a cash payment in connection with the consummation of the transaction. This number assumes that no vested or vesting Company Stock Option will be exercised prior to the Threshold Time, and this number has not been reduced or adjusted to reflect the portion of Company Awards which the executive officers have elected to convert to Rollover RSUs as disclosed in the table under the caption “— Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Dell or Purchaser — Employment Agreements — Executive Offer Letters.”
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first paragraph under the heading “Litigation”:
     “On October 7, 2009, a lawsuit related to the Offer and the Merger was filed in Collin County, Texas in the 296th Judicial District Court, Delores Lawrie v. Peter Altabef, et al. (Cause No. 296-03947-2009). The action is brought by Delores Lawrie, who claims to be a stockholder of Perot Systems, on her own behalf and on behalf of all others similarly situated, and seeks certification as a class action on behalf of all Perot Systems’ stockholders, except the defendants and their affiliates. The lawsuit names Perot Systems, each of Perot Systems’ directors, Purchaser and Dell as defendants. The lawsuit alleges, among other things, that Perot Systems’ directors breached their fiduciary duties by failing to maximize shareholder value and by making alleged materially inadequate disclosures and material disclosure omissions. In addition, the lawsuit alleges that Perot Systems and Dell aided and abetted such alleged breaches of fiduciary duties by Perot Systems’ directors. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the Offer and the Merger. It also purports to seek recovery of the costs of the action, including reasonable attorney’s fees. A copy of the Complaint is filed as Exhibit (a)(13) to this Statement and is incorporated herein by reference.”

Item 9. Material to be Filed as Exhibits.
     Item 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“(a)(13)	Complaint captioned Delores Lawrie v. Peter Altabef, et al., filed on October 7, 2009, in Collin County, Texas in the 296th Judicial District Court.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PEROT SYSTEMS CORPORATION
Date: October 13, 2009	By:	/s/ Thomas D. Williams
		Name:	Thomas D. Williams
		Title:	Vice President, Secretary & General Counsel

EXHIBIT INDEX

Exhibit
Number	Description
(a)(13)	Complaint captioned Delores Lawrie v. Peter Altabef, et al., filed on October 7, 2009, in Collin County, Texas in the 296th Judicial District Court.